EXHIBIT 99.1

Pengrowth Announces the Extension of Its Credit Facility

CALGARY, Alberta, March 25, 2019 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth” or the “Company”) (TSX:PGF, OTCQX:PGHEF), today announced that it has reached arrangements for the extension of the maturity date under its secured revolving credit facility (the “Credit Facility”) through September 30, 2019, subject to certain terms.

The Company’s $330 million Credit Facility (all amounts in Canadian dollars) is provided by a broad syndicate of domestic and international banks and had a scheduled maturity of March 31, 2019. The Company has executed an extension agreement (the “Extension Agreement”) to its Credit Facility, supported by 100% of the lenders in the syndicate, providing for the extension of the maturity date under the Credit Facility to September 30, 2019, by way of an initial extension to July 29, 2019 and two subsequent extensions to August 29, 2019 and to September 30, 2019, respectively, each of which will automatically become effective unless lenders with at least two thirds of the total commitments under the Credit Facility provide notice to the Company that such automatic extension will not apply in advance of the automatic extension dates.

The extension of the Credit Facility will provide support to Pengrowth while it undertakes its previously-announced process to explore and develop strategic alternatives with a view to strengthening the Company’s balance sheet, addressing upcoming debt maturities, and maximizing enterprise value.

About Pengrowth:

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

For investor and media inquiries please contact:

Tom McMillan
1-855-336-8814
Tom.McMillan@pengrowth.com